Mail Room 4561

February 3, 2010

Darin M. Myman
President and Chief Executive Officer
PeopleString Corporation
157 Broad Street, Suite 109
Red Bank, NJ 07701

>   **Re: PeopleString Corporation**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed January 14, 2010**
>   **File No. 333-163290**

Dear Mr. Myman:

We have reviewed the above referenced filing and have the following comments. References to prior comments in this letter relate to comments in our letter dated December 18, 2009.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 9

General

1.   While we note your response to prior comment 3, please revise the captions in this section to describe concisely the ensuing risk to investors that results from the uncertainty or circumstances that you have identified in each risk factor. For example, the caption: "We may need additional capital to expand our operations until we are able to generate a sustainable profit" does not highlight for investors the resulting risk that you are identifying, as it pertains to investors. Revise throughout.

We may need additional capital to expand our operations until we are able to generate a
sustainable profit, page 9

2.   We note that while you do not have contractual commitments for revenues, new
        revenues and existing capital are expected to be sufficient to fund your operations
        and base plan for the next twelve months. As discussed in prior comment 4,
        please clarify the minimum period of planned operations for which you expect
        that currently or contractually committed capital resources will be sufficient to
        fund your business. Provide detailed support for your statement that new
        revenues are expected to be sufficient to fund your operations and base plan for
        the next twelve months, and if you retain a statement of that nature, provide a
        reasonably complete explanation of the underlying assumptions and the
        limitations relating to your revenue projections. To the extent that a deficiency in
        capital resources is perceived, consider revising your risk factor caption to alert
        investors to the minimum additional capital expected to be necessary to fund the
        planned operations for the twelve-month period. Please revise your
        corresponding disclosure made in the Liquidity and Capital Resources section of
        Management's Discussion and Analysis.

As a public company, we will incur substantial expenses, page 14

3.   Your risk factor caption and ensuing paragraph that refers to you as a "public
        company," subject to the information and reporting requirements of the U.S.
        securities laws, fails to alert investors to the possibility that you may not become a
        fully reporting company. Please revise your disclosure to clarify that if your
        registration statement is declared effective, you will be subject to the periodic
        reporting requirements pursuant to Section 15(d) of the Exchange Act, but will
        not be subject to other disclosure requirements such as the proxy rules, going
        private rules, and many tender offer provisions, and that stockholders will not
        have access to the short-swing reporting and profits recovery protections or
        information that is provided by beneficial ownership reporting requirements.

Our Business, page 23

General

4.   In response to prior comment 6, you state that your website is complete, but that
        you plan on expanding your business, and that, if you do not generate profits
        above the level needed to sufficiently fund both your operations for the next
        twelve months and expand, you will seek to raise additional capital. Please
        include a narrative discussion in your Business section that addresses the
        expansion plans, including the amount needed to expand, and the effects, if any,
        that a failure to achieve the desired expansion will have on your ability to conduct
        operations. In this regard, we note that you intend to raise $500,000 for data

storage, server management, two new programmers, and marketing. Similarly, please revise your corresponding disclosure made in the Plan of Operations section of Management's Discussion and Analysis.

Multi-Tiered Affiliate Program, page 23

5.   While we note your response to prior comment 13, please consider discussing the growth and changes in your user base since inception to help investors better understand the development of your business operations. Refer to Item 101(h)(4) of Regulation S-K. In your disclosure on page 25, you state that management considers the number of first time and repeat users of your social network, in assessing your results of operations. Tell us what consideration you have given to including disclosure of this nature in your Business section.

Email Accounts and Shared Services Agreement, page 24

6.   While we note your response to prior comment 11, please identify in your disclosure each common service that is shared between you and BigString Corporation, quantify how costs are shared, and discuss the payment terms of the license. In this regard, we note on page 27 that your office space is leased by BigString under your shared services agreement and that, according to your Notes to the Financial Statements, you incurred expenses in the amount of $15,595 from inception through June 30, 2009, and $117,576 from inception through September 30, 2009. Further, we note that your verbal license agreement with BigString renews annually and is subject to adjustment periodically. Please clarify the termination provisions of this agreement, by discussing whether you and/or BigString are allowed to terminate this agreement at will.

7.   We note your response to prior comment 12 that your messaging technology and shared common services with BigString are "non-material" to your business. Please provide us with your analysis that supports a determination that the technology and services are not material. Include in your discussion, any considerations given to whether an interruption in your current source for messaging technology and/or other shared common services pose a risk of a material impact on your business and whether corresponding risk factor disclosure should be included. We note that your shared services agreement with BigString is a verbal agreement. Tell us what consideration you have given to including a risk factor alerting investors to the fact that this verbal agreement, which conveys technology used in your business, may not be enforceable and may raise performance or administrative concerns.

Management's Discussion of Financial Condition or Plan of Operation, page 25

General

8.	While we note your response to prior comment 17, we re-issue the comment as you have not addressed whether your financial condition and results of operations are significantly affected, both historically and prospectively, by your arrangement with BigString pursuant to your shared services agreement. Please quantify and address any licensing fees, revenues shared, and any other payments made to BigString pursuant to your shared services agreement.

Overview, page 25

9.	We note that in response to prior comment 15, you have identified certain criteria, such as the number of first time and repeat users of your site, which management reviews to measure your financial performance. Please consider discussing how these factors impacted your financial condition and operating results. In this regard, we note that it is critical for you to attract and retain new users to grow your business. Further, we note from your risk factor on page 10 that your ultimate success will depend on generating revenues from advertisement placements on your website and the sale of services through your website. Consider addressing the revenues generated from advertisement placements and the sales of services through your website to help investors better understand your financial condition and operating results.

Results of Operations, page 26

10.	We note that in response to prior comment 16, you have quantified the portion of revenues contributed from each respective revenue stream. We also note that your on-line services revenues increased from $72,800 at the end of June 30, 2009 to $300,429 in the three months ended September 30, 2009. Please consider expanding your narrative discussion to include qualitative and quantitative factors that impacted your results of operations, such as the change in number of active users, first time users and repeat users, and the number of referrals made by each of your users, to help investors better understand your results of operations.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 29

11.	We note that Wiener Goodman and Company filed a request on January 6, 2010 to withdraw its PCAOB registration. If you have changed your independent accounting firm, please provide the disclosures required by Item 304 of Regulation S-K. If you have not changed your accountants, please advise us as to any discussions you have had internally and with Wiener Goodman and Company regarding its pending withdrawal request.

Security Ownership of Certain Beneficial Owners and Management, page 31

12.   Please revise the table on page 31, to include the shares held of record by BigString in the total shares beneficially owned by the named executives of the registrant who share beneficial ownership over those securities. Compute the percentage ownership for each such officer accordingly. Provide a footnote that is consistent with Instruction 5 to Item 403 of Regulation S-K.

Certain Relationships and Related Transactions, page 32

13.   With respect to prior comment 20, revise to include a materially complete discussion of the material terms of your shared services agreement, as required by Item 404 of Regulation S-K or tell us why you think that disclosure is not required. Refer to Item 404(d) which requires disclosure of transactions with related persons if the amount involved exceeds the lesser of $120,000 or one percent of the average of your total assets at year end for the last two completed fiscal years, a threshold that the transactions under this arrangement appear to exceed.

Reports to Stockholders, page 33

14.   Your assertion that you will only be required to file annual and quarterly reports for a period of twelve months does not conform to the requirements imposed on registrants subject to Section 15(d) of the Exchange Act. Please see prior comment 21 and revise accordingly.

15.   The prospectus text is qualified in its entirety by reference to information that is not included in the prospectus. By qualifying these statements in their entirety, you appear to suggest that the prospectus text may not satisfy the disclosure standards specified in Rule 408. Please narrow the disclaimer accordingly.

Item 15. Recent Sales of Unregistered Securities, page 61

16.   Please revise your footnote disclosure to clarify the estimated total value of shares issued to Bruce Van Heel, in lieu of sales and marketing services, and Barbara R. Mittman, in lieu of legal fees, as well as the price issued per share.

17.   With respect to certain recent sales of unregistered securities, you relied upon Rule 506 of Regulation D, and received approximately $515,600 from these transactions. Please tell us whether corresponding Form D's have been filed for each transaction, and provide the applicable dates. In this regard, we note that a

Form D was filed November 23, 2009 for a total offering in amount of $175,000. Although you also earlier filed a Form D in paper form, all of the transactions that you indicate were in conformity with Regulation D occurred after the electronic filing of Form D was required.

<u>Signatures, page 63</u>

18.   Please revise to identify the person signing as your controller or principal accounting officer. Refer to Instruction (1) to Form S-1.

* * *

Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet at (202) 551-3545. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via facsimile: (212) 697-3575</u>
        Barbara R. Mittman, Esq.